24 October 2008
Via Federal Express
Mr. Kevin Dougherty
Law Clerk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wipro Ltd. Form 20-F for Fiscal Year Ended March 31, 2008 Filed: May 30, 2008 File No.: 001-16139
Dear Mr. Dougherty,
We are writing on behalf of our client, Wipro Limited (“Wipro” or the “Company”), in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”), dated September 9, 2008 (received by Wipro by fax on October 20, 2008), with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2008 (“Comment Letter”). In the Comment Letter you request that Wipro respond within 10 business days or that Wipro tell you when it will provide a response. This letter shall serve to notify you that Wipro respectfully requests that you allow it to respond by November 15, 2008.
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 493-9300. Thank you very much for your assistance.
Very truly yours,
Wilson, Sonsini, Goodrich & Rosati

/s/ Raj Judge
Raj Judge
External Counsel for Wipro Ltd.

Cc	Madhu Khatri
Corporate Vice President & General Counsel
Wipro Limited